

January 7, 2011

John A. Kanas
Chairman, President and Chief Executive Officer
BankUnited, Inc.
14817 Oak Lane
Miami Lakes, Florida 33016

> **Re: BankUnited, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 16, 2010**
> **File No. 333-170203**

Dear Mr. Kanas:

We have reviewed your response letter dated December 15, 2010 and amended registration statement filed on December 16, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1.   We note your responses to prior comments 3, 4 and 5 in our letter dated November 24, 2010. Please file Annexes A, B and C on EDGAR with your next response letter.

Prospectus Summary

Summary, page 1

2.   We note your revised disclosure in response to prior comment 4 in our letter dated November 24, 2010 that ". . . North Fork generated a total annualized return of 20.5%, compared to a median total annualized return of 14.5% for the top fifty U.S. bank holding

companies, excluding North Fork." Please revise to clarify the standard by which the top fifty U.S. bank holding companies were determined.

3.   As a related matter, we note that you deleted the references to five-year annualized returns. Please reinsert that information and indicate that North Fork's annualized return equaled the median.

The Acquisition, page 2

4.   We note your response to prior comment 6 in our letter dated November 24, 2010. Please revise your disclosure to clearly explain what you mean when you say the "quality" of the assets acquired.

Our Competitive Strengths, page 4

5.   We have reviewed your revisions to the second bullet point on page 4 in response to prior comment 8 in our letter dated November 24, 2010. Please revise to quantify your current estimate of cumulative losses on the Covered Assets.

Risk Factors

Future material weaknesses in our internal controls..., page 18

6.   Please revise the heading of this risk factor to indicate that you have identified three material weaknesses.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-Interest Income, page 53

7.   Please refer to your response to prior comment 26 in our letter dated November 24, 2010, and revise to provide a table that identifies and quantifies each of the components that you have identified as included in the "Income from resolution of covered assets, net" line item. Discuss the trends related to the changes in each of those components between periods.

Business

Products and Services, page 101

8.   Please describe any differences between your credit parameters for purchasing loans and originating loans.

Compensation Discussion and Analysis, page 124

General

9.   In your next amendment, please update this section to provide 2010 compensation information.

Discretionary Cash Bonuses, pages 125 – 126

10.   We note your revised disclosure in response to prior comment 42 in our letter dated November 24, 2010. Please revise your disclosure to describe the material terms of the BankUnited, Inc. Policy on Incentive Compensation, and in particular, disclose any performance targets that will be used to determine cash bonus amounts.

Director Compensation, page 145

11.   Please disclose whether your employee directors receive any compensation for service as directors.

Exhibits

12.   We note your response to prior comment 51 in our letter dated November 24, 2010. Tell us if the schedules and exhibits continue to be blank at this time.

13.   We note your response to prior comment 52 in our letter dated November 24, 2010 and we repeat our comment to file the LLC Agreement, dated May 21, 2009, which contemplates the Reorganization. Please also file a copy of the BankUnited, Inc. Policy on Incentive Compensation, as described on pages 125 – 126.

    You may contact Paul Cline at (202) 551-3851 or Kevin W. Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3366 with any other questions.

                    Sincerely,

                    Michael Seaman
                    Special Counsel

cc.   (facsimile only)
        Mr. Richard B. Aftanas
        Skadden, Arps, Slate, Meagher & Flom LLP
        (917) 777-4112